Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended	Year Ended
	June 30, 2018	December 31, 2017
Earnings:
Loss before income taxes	$(70.1)	$(524.6)
Add (deduct):
Fixed charges	86.0	175.1
Capitalization of interest, net of amortization	(0.4)	0.1
Earnings available for fixed charges (a)	$15.5	$(349.4)
Fixed charges:
Interest expense	$59.8	$126.8
Capitalized interest and tax interest	0.9	2.9
One third of rental expense (1)	25.3	45.4
Total fixed charges (b)	$86.0	$175.1

Ratio of earnings to fixed charges (a/b) (2)	0.18	(2.00)

(1)	Considered to be representative of interest factor in rental expense.
(2)

The Company incurred a loss before income taxes for the six months ended June 30, 2018 and for the year ended December 31, 2017. As a result, our earnings were insufficient to cover our fixed charges by approximately $70.5 million and $524.5 million, respectively.